June 22, 2012

VIA EDGAR & FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0405

Re:

Southwestern Energy Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 5, 2012

File No. 1-08246

Dear Mr. Schwall:

Reference is made to the letter dated June 6, 2012 to Greg D. Kerley, Executive Vice President & Chief Financial Officer of Southwestern Energy Company (the “Company”).  This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Schedule 14A filed April 5, 2012 (“Schedule 14A”) contained in the aforementioned letter (the “Comment Letter”) and the further comments of the Staff provided during the teleconference held on June 20, 2012 (the “Teleconference”).  For your convenience, each of the Staff’s comments is reprinted in bold below.  With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company would like to include such disclosures in its future filings on the form to which the comment relates.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Property, Depreciation, Depletion and Amortization, page 76

1.

We note you have conflicting disclosures about prices utilized in your ceiling test under this heading, the critical accounting policy discussion in MD&A; and the corresponding disclosures in your two preceding annual reports. Such disclosures are not consistent in describing for each ceiling test date whether you utilized the year-end price or the average of prices stipulated in ASU 2010-03, applicable to fiscal years ending on and

Mr. H. Roger Schwall

Securities and Exchange Commission

June 22, 2012

after December 31, 2009. Please revise your accounting and disclosures as necessary to conform with this guidance.

The Company acknowledges the Staff’s comments and confirms to the Staff that the disclosures contained in the first and last paragraphs of the sub-section headed “Natural Gas and Oil Properties” under “Property, Depreciation, Depletion and Amortization” in Note 1 to the Consolidated Financial Statements are correct and the prices used for purposes of our ceiling test calculations at December 31, 2009, 2010 and 2011 were the 12-month average prices as stipulated by ASU 2010-03.  In future filings, the Company will ensure that the disclosures accurately reference the 12-month average prices and are internally consistent throughout.

Note 4 – Natural Gas and Oil Producing Activities (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 83

2.

We note your disclosure on page 26 explaining that it is likely you will recognize ceiling test write-downs during 2012. The data in your tables on pages 81 and 83 shows that total costs capitalized for oil and gas properties as of December 31, 2011 exceed your standardized measure of discounted future net cash flows plus the cost of unproved properties; and your disclosure on page 58 clarifies that the ceiling is calculated as the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10 percent (i.e., the standardized measure), plus the lower of cost or market value of unproved properties. As such, please tell us why you have not recorded a ceiling test write-down of costs capitalized for your oil and gas properties as of December 31, 2011, also for the prior year-end as the circumstances appear to be similar.

The Company acknowledges the Staff’s comments made during the Teleconference and respectfully offers the following clarifications and confirmations relating to the relevance of the data in the tables on pages 81 and 83 as well as the Company’s determination that there was no ceiling test write-down of costs capitalized for the Company’s oil and gas properties to be recorded as of December 31, 2011 or December 31, 2010:

•

As discussed, the data on pages 81 and 83 does not reflect the Company's capitalized costs net of amounts associated with deferred income taxes and does not give effect to the positive impact of the Company's cash flow hedges.

•

In accordance with Rule 4-10(c)(4)(i) of Regulation S-X, and as disclosed under the heading “Natural Gas and Oil Properties” of our Critical Accounting Policies in calculating the ceiling test, the Company’s capitalized costs are included net of applicable deferred taxes.

•

As disclosed on page 76 and noted by the Staff in Comment 3 below, the effects of hedge adjusted prices from qualifying cash flow hedges were considered in our ceiling tests as required by IRQ 1 of SAB Topic 12(D)(3)(b).

Mr. H. Roger Schwall

Securities and Exchange Commission

June 22, 2012

•

When deferred taxes are considered, the Company’s capitalized costs, less accumulated amortization and related deferred income taxes, did not exceed the ceiling as of December 31, 2011 and 2010, with and without consideration of the impact of cash flow hedges.

In response to the Staff’s comments during the Teleconference, the Company confirms that, in its future filings, the Company will further clarify that its ceiling test calculations are net of deferred taxes.  The Company will also ensure in discussions in its future filings that such calculations are easily distinguished from the standardized measure and that each term is appropriately referenced.  In addition, pursuant to a separate letter addressed to Mr. Mark Wojciechowski dated even date herewith requesting confidential treatment pursuant to Rule 83 (17 C.F.R. 2000.83), the Company is providing the supplemental information requested by the Staff during the Teleconference.

3.

We understand from your disclosure on page 76 that the ceiling computed in your December 31, 2011 test was $262.5 million higher than would have been computed using average prices due to cash flow hedges. Tell us the amounts of ceiling test write-downs you would have recognized at the end of each quarter and year if you did not have cash flow hedges; also quantify the cash flow hedges held at the end of each of these periods. This disclosure would ordinarily be necessary to comply with IRQ 1 of SAB Topic 12:D.3.b.

The Company acknowledges the Staff’s comments and confirms to the Staff that the Company would not have had a ceiling test write-down at the end of any quarter in 2011 or at December 31, 2011 if the impact of cash flow hedges had been excluded.  The Company has disclosed the impact of using cash flow hedges in calculating our ceiling limitations pursuant to IRQ 1 of SAB Topic 12(D)(3)(b) for each of these periods in the applicable filings, which disclosures are summarized for the Staff’s convenience in the table set forth below.  IRQ 1 of SAB Topic 12(D)(3)(b) requires disclosure of the amount that would have been charged to income had the effects of cash flow hedges not been considered in calculation of the ceiling limitation.  Since the Company would not have had any write-downs in 2011 excluding the effect of cash flow hedges, no such disclosures were required to be made.

Summary of Cash Flow Hedges
	Increase in cost center ceiling (millions)	Volumes (Bcf)
March 31, 2011	$283.1	469.1
June 30, 2011	$324.2	611.6
September 30, 2011	$294.5	531.9
December 31, 2011	$262.5	451.6

In response to the Staff’s comments during the Teleconference, the Company confirms that, in its discussion of the impact of its cash flow hedges on its ceiling test calculations in future Form 10-K filings, the Company will add a cross-reference to the risk factor in which the Company quantifies the amount of its cash flow hedges relative to its production.

Mr. H. Roger Schwall

Securities and Exchange Commission

June 22, 2012

Definitive Proxy Statement on Schedule 14A filed April 5, 2012

Share Ownership of Management, Directors and Nominees, page 21

4.

We note footnotes (1) and (3) to the beneficial ownership table concerning pledges by officers of shares as security. We furthermore note your statement on page 34 that you have “implemented a policy that prohibits all employees, including the NEOs … from hedging the economic risk of ownership of our stock” and your statement on page 55 that “officers are not permitted, as a matter of policy, to sell short, enter into derivative contracts on, or engage in hedging or monetization transactions that hedge the economic risk of their ownership of our shares.” Please clarify whether, and to what extent, your policies permit officers to pledge their shares.

The Company acknowledges the Staff’s comments and confirms to the Staff that the Company’s policy does not prohibit the pledge of unrestricted shares as collateral for personal loans as in such circumstances the officer retains ownership and control of the shares and the economic risks related thereto.  In such circumstances, the officer must still comply with the Company’s insider trading policies as well as any applicable stock ownership requirements.  In its future filings, the Company will include disclosure clarifying that the policy does not prohibit the pledge of shares as collateral for personal loans.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation, page 49

5.

In future filings, please include disclosure concerning the frequency of advisory votes to approve executive compensation and when the next such advisory vote will occur. We refer you to Item 24 of Schedule 14A.

The Company acknowledges the Staff’s comments and confirms to the Staff that, in its future filings, the Company will include disclosure concerning the frequency of advisory votes to approve executive compensation and when the next such advisory vote will occur.

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Mr. H. Roger Schwall

Securities and Exchange Commission

June 22, 2012

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (281) 618-4859, or the Company’s Senior Vice President & Chief Accounting Officer, R. Craig Owen at (281) 618-2808 if you have any questions regarding the foregoing.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Associate General Counsel-Corporate &

Assistant Secretary

cc:

Mr. Greg Kerley

Executive Vice President and CFO

Southwestern Energy Company

Mr. R. Craig Owen

Senior Vice President & CAO